UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 23, 2003

AGL RESOURCES INC.
(Exact name of registrant as specified in its charter)

Georgia	**1-14174**	**58-2210952**
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

Ten Peachtree Place Atlanta, Georgia 30309
(Address and zip code of principle executive offices)   (Zip Code)

404-584-4000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed s ince last report)

Item 5. Other Events.

Unless the context requires otherwise, references to "we" and "our" are intended to mean consolidated AGL Resources Inc. and its subsidiaries (AGL Resources). On March 19, 2003, we filed our 2002 Form 10-K with the SEC. On March 28, 2003, the Securities and Exchange Commission's (SEC) Regulation G (Item 10(e) of Regulation S-K) became effective, governing the use of financial measures that are not prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Item 6, "Selected Financial Data" and Item 8, "Financial Statements and Supplementary Data" (Financial Statements) sections of our 2002 Form 10-K included the non-GAAP financial measures of core earnings, core earnings per share and Earnings Before Interest and Taxes (EBIT).

Core earnings and core earnings per share are non-GAAP financial measures of net income, excluding significant gains and losses on the sale or disposal of assets and one time adjustments which include charges associated with our corporate reorganization, marketer billing issues and write-down of impaired assets. We believe these financial measures help investors in evaluating our recurring operational performance.

Our management evaluates the performance of our segments based on the non-GAAP financial measure of EBIT, which includes the effects of corporate expense allocations. Items that are not included in EBIT are financing costs, including interest and debt expense, income taxes and the cumulative effect of changes in accounting principle. We evaluate each of these items on a consolidated level. We believe EBIT is a useful measure of our performance for our investors because it provides information that can be used to evaluate the effectiveness of our segments from an operational perspective, exclusive of the costs to finance those activities and exclusive of income taxes, neither of which are directly relevant to the efficiency of those operations.

Our investors should not consider these non-GAAP financial measures an alternative to, or a more meaningful indicator of our operating performance than, operating income or net income as determined in accordance with GAAP. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures of another company.

In accordance with Regulation G, attached as Exhibit 99.1 and incorporated into this Item 5 by reference are reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures included in our Selected Financial Data and Financial Statements sections in our 2002 Form 10-K. This exhibit relates to the twelve months ending December 31, 2002, September 30, 2001 – 1998 and the three months ending December 31, 2001.

Item 7. Financial Statements and Exhibits.

(c) Exhibit

<u>Exhibit Number</u>   <u>Description</u>

99.1   Reconciliation of non-GAAP Financial Measures to the most
                        directly comparable GAAP Financial Measures for the twelve
                        months ending December 31, 2002, September 30, 2001 – 1998
                        and the three months ending December 31, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
(Registrant)

Date: September 23, 2003   /s/ Richard T. O'Brien
                                Executive Vice President and Chief Financial Officer